SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the Third Quarter of 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 12, 2018	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of 2018 Third Quarter

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the nine months ended 30 September 2018:

I. Major operating data of 2018 first three quarters

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel	280.11	278.81	14,791,172
Gasoline	246.42	249.56	18,595,553
Jet Fuel note 1	108.18	64.58	2,781,369
Intermediate petrochemicals
PX note 2	49.95	38.32	2,566,367
Benzene note 1	25.31	22.83	1,285,539
Ethylene Glycol note 2	31.48	23.33	1,546,629
Ethylene Oxide	13.46	12.71	1,130,413
Ethylene note 2	56.71	0.60	51,975
Resins and plastics
PE	31.17	31.05	3,053,186
PP	34.27	33.96	2,958,287
Polyester chips note 1 note 2	28.26	21.43	1,617,951
Synthetic fibres
Acrylics	9.90	9.88	1,584,400
Polyester note 1	3.63	3.04	288,939

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in 2018 first three quarters

Unit: RMB yuan/ton

Product	The average price of 2018 first three quarters	The average price of 2017 first three quarters	Change
Diesel	5,305	4,809	10.32%
Gasoline	7,451	6,519	14.30%
Jet Fuel	4,307	3,509	22.74%
Ethylene	8,726	8,743	-0.19%
PX	6,697	5,721	17.05%
Benzene	5,632	5,728	-1.67%
Ethylene Glycol	6,629	6,202	6.89%
Ethylene Oxide	8,891	8,158	8.98%
PE	9,833	9,152	7.43%
PP	8,710	8,001	8.87%
Polyester chips	7,550	6,545	15.36%
Acrylics	16,040	12,712	26.18%
Polyester	9,511	8,197	16.02%

Raw material	The average processing cost of 2018 first three quarters	The average processing cost of 2017 first three quarters	Change
Crude oil	3,244.77	2,532.78	28.11%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 12 October 2018